ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

1.0        Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) focuses on the financial condition and results of operations of the Company as at and for the three and nine month periods ended September 30, 2007, in comparison to the corresponding periods for the prior year. It is intended to supplement the unaudited consolidated financial statements for the three and nine month periods ending September 30, 2007 and related notes contained therein. It should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the related annual MD&A which have been lodged with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been lodged with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

(*) available at the SEDAR website at www.sedar.com

1.1        Significant Events During the Second Quarter

i)        Exploration : Parral Project

Drilling commenced in January with two drill rigs at the Parral Project in Chihuahua, Mexico. Seven prospective targets were tested on four separate properties, totalling 15,700 m of drilling in 46 holes. This year's program wrapped up in July, with the announcement of a newly discovered zone of polymetallic vein mineralization on the El Cometa property. Although some drill cores are still being assayed, results to date have outlined a 400 m long by 400 m deep panel of mineralization ranging from 2 m to 6 m thick. Drilling highlights include high grade intercepts such as 8.60% Pb, 2.69% Zn, and 1.42 gpt gold and 74 gpt Ag over 5.75 m in hole CM15-2; 2.26% Pb, 4.27% Zn, 37.40 gpt Au and 36 gpt Ag over 0.95 m in hole CM18-1; and 5.81% Pb, 3.24% Zn, 0.99 gpt Au and 137 gpt Ag over 3.85 m in hole CM18-2.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Persons who supervised the surface drilling and sampling programs at the Parral Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Parral field office and shipped to SGS assay lab in Durango where they are dried, crushed, split and 30 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

2.0        Production Results

Consolidated Production Results

Plant throughput for the quarter ended September 30, 2007 was 94,469 tonnes at an average grade of 281 gpt silver and 0.80 gpt gold.

Silver production was 577,384 ozs compared to 332,407 ozs in Q3 2006 an increase of 74%. The increased silver production is attributable to both an increase in plant throughput at Guanacevi and production from the Bolanitos mine purchased in the June Quarter. The average silver grade was 30% lower in Q3, 2007 compared to Q3, 2006 due to lower silver grades from Guanacevi and the lower silver grade from Bolanitos. Gold grades were higher in Q3, 2007 compared to Q3, 2006 reflecting ore types processed at Guanacevi, offset by the higher gold grades from Bolanitos. The Bolanitos mine has lower silver grades but significantly higher gold grades than the Guanacevi mine. The following table compares 100% production in 2007 to 100% production in the 2006 year:

Comparative Table of Mine Operations
Consolidated	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2006 Year: 51% mine ownership January 28, 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66.0
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67.0
Q3, 2006	31,201	404	0.73	332,407	619	81.9	81.8
Q4, 2006	33,664	426	0.80	369,295	671	78.7	50.0
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
YTD 2007	200,310	318	0.87	1,498,618	4,305	71.5	75.1

Q3, 2007 : Q3, 2006	203%	-30%	10%	74%	191%	-17%	-9%
YTD, 2007 : YTD, 2006	140%	-30%	-7%	52%	136%	-11%	4%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

Guanacevi Mines Project

For the quarter ended September 30, 2007, total mine output was 54,862 dry tonnes and for the nine months to September 30, 2007 was 139,163 dry tonnes.

Plant throughput for the quarter was 68,084 tonnes, grading 342 gpt silver and 0.61 gpt gold. Silver production of 491,643 ozs was 48% higher than the corresponding third quarter in 2006. Gold production of 987 ozs was 59% higher than the third quarter in 2006. For the nine months ended September 30, 2007 silver production at Guanacevi of 1,357,438 ozs was 38% higher than the corresponding nine months in 2006 and gold production of 2,818 ozs was 55% higher than the corresponding nine months in 2006.

The Company consolidated and commenced to report the Guanacevi operations from 28 January 2006 when 51% mine ownership was attained. The following table for Guanacevi compares 100% production in 2007 to 100% production in the 2006 year:

Comparative Table of Mine Operations
Guanacevi Mines	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2006 Year: 51% mine ownership January 28, 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66.0
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67.0
Q3, 2006	31,201	404	0.73	332,407	619	81.9	81.8
Q4, 2006	33,664	426	0.80	369,295	671	80.2	50.0
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1020	74.8	75.1
Q2, 2007	40,749	377	0.72	374,809	811	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
YTD 2007	156,614	377	0.72	1,357,438	2,818	71.2	75.2

Q3, 2007 : Q3, 2006	118%	-15%	-16%	48%	59%	-20%	-9%
YTD, 2007 : YTD, 2006	87%	-17%	-24%	38%	55%	-11%	4%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

Bolanitos Mines Project

The Bolanitos Mines Project was purchased on May 2, 2007. Operating results are for the five months ended September 30, 2007.

Plant throughput for the third quarter 2007 was 26,385 tonnes. Silver production was 85,742 ozs of silver and 817 ozs of gold. The following table summarises the results.

Comparative Table of Mine Operations
Bolanitos Mines	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year: Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0

Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4

Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7

YTD 2007	43,696	122	1.45	133,612	1,474	77.7	72.2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

2.1        Financial Results

Three and nine Months ended September 30, 2007 compared with the three and nine months ended September 30, 2006

	Three Months	Three Months	Nine Months
(in US $000s except per share	Ended Sep 30,	Ended Sep 30,	Ended Sep 30,	Nine Months
amounts)	2007	2006	2007	Ended Sep 30, 2006

Sales Revenue	$7,686	$2,805	$21,301	$9,636

Cost of mine operations	$6,872	$1,912	$15,531	$4,650
Depreciation and depletion	$1,621	$313	$3,189	$1,558
Earnings from mine operations	$(807)	$580	$2,581	$3,428

Operating earnings (loss)	$(2,575)	$8	$(9,375)	$(1,587)
(Loss) before tax	$(2,138)	$500	$(6,463)	$(1,107)

Net loss after tax:
(i) Total	$(3,651)	$(1,731)	$(7,966)	$(3,348)
(ii) Basic per share	$(0.08)	$(0.04)	$(0.18)	$(0.09)

The Company incurred a Mine Operating Loss of $807,000 from its mining and milling operations on sales of $7.7 million for the Quarter ended September 30, 2007. Cost of sales was $6.9 million and depreciation and depletion $1.6 million.

The Operating Loss for the Quarter was $2.6 million after Exploration of $1.1 million, and Stock Based Compensation costs of $0.6 million. This compares to an Operating Profit of $8 thousand in the 3rd Quarter 2006.

The Loss Before Taxes for the Quarter was $2.1 million after Foreign Exchange Gain of $0.9 million and an Impairment on Commercial Paper of $0.6 million. This compares to an Income Before Taxes of $0.5 million after Foreign Exchange Gains of $0.1 million and Investment and other income of $0.4 million in the corresponding 3rd Quarter of 2006.

The Company incurred a Net Loss for the Quarter of $3.7 million after Income Tax Provision of $1.5 million compared to a loss of $1.7 million in the 3rd Quarter of 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

2.2         Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure used by the Company as a measure of operating performance and widely reported in the silver and gold mining industry as a benchmark of performance, but does not have standardized meaning. Cash cost per oz of silver is calculated net of gold credits

The cash cost per oz of silver produced in the 3rd Quarter 2007 was US$10.90, slightly higher than the 2nd Quarter 2007 cash cost of $10.19, but substantially higher than the $5.09 cash cost per oz produced in the 3rd quarter 2006.

The higher cash costs in Q2 and Q3, 2007 are attributed to a combination of falling productivity and metal recoveries at the Guanacevi plant due to delays in the plant upgrade projects, lower production grades at Guanacevi due to mine dilution and the processing of lower grade stockpiles, the consolidation of the newly acquired but higher cash cost Bolanitos Mines Project and rising operating costs of labour, fuel, etc.

For both Guanacevi and Bolanitos, the company has been temporarily incurring additional operating costs as we implement our expansion and efficiency programs. The plant upgrade projects at Guanacevi are finally starting to have a positive impact on operations. The cash cost per oz at Guanacevi for the 3rd Quarter 2007 was US$9.54 per oz for the quarter compared to US$10.34 in the 2nd Quarter 2007. The mine expansion projects at Bolanitos are also starting to have a positive impact as mine output rose in the 3rd quarter compared to the 2nd quarter.

Management anticipates further reductions in cash costs over the next two quarters as the plant upgrade projects reach completion at Guanacevi and the mine expansion and grade control projects take effect at both operations.

Reconciliation of cash cost per oz to cost of sales:

(in US $000s except ozs	Three Months	Three Months	Nine Months	Nine Months
produced/payable and cash	Ended Sep 30,	Ended Sep 30,	Ended Sep 30,	Ended Sep 30,
cost/oz)	2007	2006	2007	2006

Cost of Sales	$6,872	$1,912	$15,532	$4,650
Add/(Subtract):
Change in Inventories	$518		$419
By-Product gold sales	$(1,199)	$(237)	$(2,625)	$(799)
Cash Operating Costs	$6,191	$1,675	$13,326	$3,851

Ozs Produced	$577,380	$332,407	1,231,394	883,075
Ozs Payable	$568,177	$329,083	1,478,287	874,245

Cash Cost Per Oz US$ *	$10.90	$5.09	$9.01	$4.40

*	Based on payable silver production attributable to cost of sales. Nine months to September 30 2006 adjusted for date of acquisition of the Guanacevi Mines Project.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

2.3         Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended September 30, 2007:

	Dec 31, 2007				Dec 31, 2006			Dec 31, 2005
(in US$000s					Period End			Period End
except per share amounts)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Total Revenues	7686	6385	$7,230	$6,035	$2,806	$4,550	$2,281	$-

Net income (loss):
(i) Total	$(3,651)	$(2,076)	$(1,856)	$(711)	$(153)	$(1,493)	$(1,701)	$(2,891)
(ii) Basic per share	$(0.08)	$(0.05)	$(0.05)	$-	$-	$(0.04)	$(0.05)	$(0.11)
(iii) Diluted per share	$(0.08)	$(0.05)	$(0.05)	$-	$-	$(0.04)	$(0.05)	$(0.11)

In 2005, the Guanacevi Mines Project was under option and was accounted for as an interest in mineral properties. From January 28, 2006 when 51% ownership was attained the Project was accounted for using the purchase method of accounting and consolidated into the financial results. Selected information in the 2006 Comparative year has been restated for the change in accounting policy to expense exploration cost as incurred.

In 2006, the revenue trend reflects higher sales proceeds achieved particularly in the September and December Quarters from higher metal prices. In addition the Mexican subsidiaries previously accounted for revenue on a net proceeds basis (i.e. net of refining charges). In the 4th Quarter 2006, an increase of $0.4 million was recorded for Revenues to reflect 2006 Revenue on a gross proceeds basis before refining charges. A corresponding adjustment has been made to increase the cost of production. Costs increased in the 4th Quarter 2006 due to an increase in labour costs at the Guanacevi Mines Project as the mine moved from contract to employee labour. In addition, a provision of $0.4 million was recorded in the 4th Quarter to reflect estimates of additional employee related taxes payable for the Mexican operations in 2006.

In the 1st Quarter 2007 higher production and higher sales proceeds reflects the commissioning of the 800 tpd ball mill in late February. The higher loss for the 1st Quarter 2007 reflects higher earnings from Mine Operations offset by a higher Non Controlling Interest share in subsidiary profits, higher General and Administration costs, lower Stock Based Compensation costs and higher Exploration costs, which were written off as incurred.

In the 2nd Quarter 2007 metal production and revenue were adversely impacted by the processing of lower head grade ore from Guanacevi partially offset by the initial contribution of Bolanitos. The higher loss for the 2nd Quarter 2007 reflects lower earnings from Mine Operations, Exploration costs and the required costing of non-cash Stock Based Compensation.

In the 3rd Quarter 2007 sales were higher from higher metal production partially offset by lower realised metal prices. The higher loss in the 3rd Quarter 2007 reflects higher Mine Operating costs and increased Depreciation.

2.4         Liquidity and Capital Resources

Operating activities generated $4.3 million in the 3rd Quarter 2007 compared to $1.4 million in the 3rd Quarter 2007. The major impacts from the recorded loss of $3.6 million were non cash charges for depreciation of $1.6 million, future income taxes of $2.1 million and in working capital $3.8 million.

Investing activities in the 3rd Quarter 2007 were $6.2 million for the acquisition and construction of property, plant and equipment compared to $2.5 million in the 3rd Quarter of 2006 and $5.2 million in investments compared to Nil

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

in the 2nd Quarter of 2007. The $5.2 million in investments is the amount of Asset Backed Commercial Paper “ABCP’s” that was previously classified as cash equivalents but are now classified as short term investments. Financing activities through the issue of shares raised $3.2 million in the 3rd Quarter 2007 compared to $6.1 million in the 3rd Quarter 2006.

The cash and cash equivalents balance decreased from $36.5 million at September 30, 2006 to $20.3 million at September 30, 2007. Cash and cash equivalents decreased by $3.8 million during the 3rd Quarter 2007 as a result of the share issues, property plant and equipment expenditures, and investments. Working capital was $34 million at September 30, 2007.

The following table contains selected financial information of the Company’s liquidity:

	As at	As at
(in US $000s)	Sep 30, 2007	Sep 30, 2006

Cash and cash equivalents	$20,327	$36,495
Working capital	$33,354	$38,362

2.5         Contractual Obligation

The Company had contractual obligations amounting to US$1.0 million relating to plant & equipment and mine development at the Guanacevi Mines Project and other property payments

2.6         Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

2.7         Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

2.8         Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral reserves, fair values on acquisition, impairment of long lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

2.9         Changes in Reporting Currency, Accounting Policies and Changes in Accounting Policies

Details relating to the Change in Functional Currency and Reporting Currency are explained in Note 2 to the Financial Statements.

The Company’s Significant Accounting policies are described in Note 3 to the Consolidated Financial Statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

Changes in Accounting Policies introduced during the year are recorded in detail in Note 4 of the Financial Statements.

2.10       Financial Instruments and Other Instruments

The Company held cash, cash equivalents and marketable securities at September 30, 2007 as recorded in the Consolidated Financial Statements. There were no other off balance sheet financial or other instruments.

2.11       Outlook

The Company does not expect to meet the targets set earlier this year of producing 2.8 million oz silver at a cash cost of $5.50 per oz and increasing resources by an additional 20 million ounces.

Endeavour does expect to grow its annual silver production this year by 50% over 2006 to 2.0 million oz and cash costs are anticipated to fall by year-end. Resources are targeted to increase by 25% over 2006 to 50 million oz silver through exploration.

There is no impairment of Endeavour's production capacity but various delays in mine and plant capital projects at both mining operations will have the effect of delaying our earlier production and cash cost targets by two or three quarters.

At Guanacevi, the most significant delays relate to the many capital improvements projects now underway at the plant. Endeavour launched a plant expansion and refurbishment program in 2006 with the installation of a new 10.5'x12' ball mill, followed by improvements to the other plant circuits in 2007.

However, delays in the construction of new expanded agitation, filtration, Merrill Crowe, silver refinery, tailings thickeners and lined tailings pond facilities this year due to engineering, labour, equipment and supply shortages have held plant throughput in Guanacevi to less than 600 tpd instead of the average 800 tpd budgeted for 2007. Management now forecasts these circuits will be completed under the following schedule and operating at 800 tpd by year-end:

•	Mill Installation	Completed March
•	Agitation Refurbishment	Completed May
•	Lined Tailings Pond	Completed July
•	Merrill Crowe	Completed October
•	Silver Refinery	4th Quarter 2007
•	Tailings Thickeners	1st Quarter 2008

The Guanacevi plant should achieve a minimum 1000 tpd operating capacity when further expansions of the agitation circuit, fine ore storage, conveyer, crushing and screening circuits are completed in Q1 and Q2, 2008.

Metal recoveries in the plant dropped to the 65-70% range in recent months because the old agitation leach and Merrill Crowe recovery circuits lack sufficient residence time at the current throughput rate. Metal recoveries should rebound in Q4, 2007 after the new Merrill Crowe circuit came online October 4.

At the Porvenir mine in Guanacevi, production ore grades have been lower than the 400 gpt target grade due to higher than anticipated mine dilution and the processing of lower grade stockpiles. A more rigorous stope sampling, mapping, and supervision process is now being instituted in order to reduce mine dilution and increase production grades.

At Bolanitos, the most significant delays relate to the many capital development projects now underway at the mines to provide underground access to historic reserve blocks. Access to date has been limited to lower grade reserve

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

blocks where mine dilution issues are significant. The mines have therefore continued to operate at the low ore grades and production rates of the operations prior to their acquisition by Endeavour in May 2007.

Endeavour is developing a new mine plan, including a new rigorous grade control program, in order to increase both production grades and output in 2007, subject to hiring new engineering personnel and mine labour . Management now forecasts that the Bolanitos mines will produce on average 250 tpd in 2007, or half of the 500 tpd plant capacity.

The Bolanitos mines output should increase to 450 tpd in 2008 as existing shafts, ramps and drifts are rehabilitated to provide access to more of the historic higher grade ore reserve blocks. Management is currently assessing the possibility of accelerating the access to, and dewatering of, the Ascuncion mine, where a 250,000 tonne historic reserve block was developed for production by Penoles in the 1990's but was never exploited due to the low silver prices at that time.

At the Bolanitos plant, the capital improvements are already starting to show results. One cone crusher has been repaired, a new cone crusher has been ordered so the plant has a back up unit, and the flotation circuit has been rearranged so as to be more efficient. As a result of these changes, metal recoveries have already rebounded from 65-70% up to 80-85% in recent months. Because the plant is only 10 years old, no other major refurbishments are anticipated in order to operate at its 500 tpd capacity.

2.12       Subsequent Events

Nil

2.13       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the nine months ended September 30, 2007 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Changes in Internal Controls Over Financial Reporting - Remedial Action Implemented and Planned. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control Risks and Changes in Internal Controls over Financial Reporting

Risks from Remote Operations

The Company’s operations are undertaken in remote locations in Mexico. The operations were previously undertaken by private corporations which were purchased by the Company during 2006. The officers and staff of those private corporations have previously not been required to maintain disclosure controls or internal controls over financial reporting to the same standard now required. In addition, there was a large turnover of accounting staff at

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended September 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 14, 2007

the Mexican operations in the last quarter of 2006 and the first quarter of 2007. Staff changes also occurred during the second and third quarters of 2007

Internal Control Weaknesses Identified

There have been difficulties in establishing the opening balance sheet on a Canadian GAAP and US GAAP basis of the subsidiaries acquired, there have been difficulties in confirming the taxation base of the subsidiaries acquired, there have been difficulties in transforming the reporting of the subsidiaries acquired from a cash basis of reporting to an accruals basis of reporting, there have been continuing difficulties in obtaining timely information from the subsidiaries acquired, here have been difficulties in the reconciliation process for the accounts in the subsidiaries acquired and there have been difficulties associated with the introduction of new accounting software and systems in Mexico. There have been instances of insufficient segregation of duties which although typical of small companies of this size were outside those anticipated. There have been continuing accounting staff resource constraints both in capacity and skills which have impacted on the financial reporting of income taxes and complex accounting transactions.

Likelihood of Material Misstatement

Management has determined that certain weaknesses in the Company’s internal controls over financial reporting stemming principally from its Mexican operations could result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management in Canada and Mexico and the board of directors have been working to mitigate the risk of a material misstatement in financial reporting. However, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Remedial Action Implemented and Planned

The Company has taken steps to improve its internal controls through the appointment of more experienced and qualified staff in Mexico and Canada and through the hiring of specialist services particularly in relation to local Mexican taxation regulatory matters. Significant time has been spent by senior financial staff on proving balances in the Mexican subsidiaries as at December 31 2006 and again during 2007. More rigorous reporting and control standards have been introduced during the 1st, 2nd, and 3rd Quarters of 2007. Additional controls and changes to the reporting structure have been implemented in the 3rd Quarter of 2007. Management and senior financial staff will continue to closely monitor the financial reporting from the operations in Mexico. Management with the support and direction of the Audit Committee have engaged additional external consulting services to perform additional procedures including the testing of internal controls and the review of the accuracy of financial reporting progressively through 2007 until the control weaknesses are remedied. Management is reviewing progress regularly with the Audit Committee.